SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)

Act II Global Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0080J112
(CUSIP Number)

July 23, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
□ Rule 13d-1(b)
⌧ Rule 13d-1(c)
□ Rule 13d-1(d)

1	NAME OF REPORTING PERSON Dicalite Management Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,860,920 Class A Ordinary Shares.(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,860,920 Class A Ordinary Shares.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,920 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Represents 1,860,920 Class A Ordinary Shares held directly by Dicalite Management, Inc., a wholly owned subsidiary of Dicalite Management Holdings LLC.  The information set forth in Item 4 is incorporated herein by reference.

(2)		Calculation based on 38,426,669 Class A ordinary shares outstanding as of June 25, 2020.

1	NAME OF REPORTING PERSON Dicalite Management Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,860,920 Class A Ordinary Shares.(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,860,920 Class A Ordinary Shares.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,920 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO
(1)
Represents 1,860,920 Class A Ordinary Shares held directly by Dicalite Management, Inc., a wholly owned subsidiary of Dicalite Management Holdings LLC.  The information set forth in Item 4 is incorporated herein by reference.

(2)		Calculation based on 38,426,669 Class A ordinary shares outstanding as of June 25, 2020.

1	NAME OF REPORTING PERSON DPV Mineral Holding Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,860,920 Class A Ordinary Shares.(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,860,920 Class A Ordinary Shares.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,920 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO
(1)		Represents 1,860,920 Class A Ordinary Shares held directly by Dicalite Management, Inc. The information set forth in Item 4 is incorporated herein by reference.
(2)		Calculation based on 38,426,669 Class A ordinary shares outstanding as of June 25, 2020.

1	NAME OF REPORTING PERSON MTFG Management Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,860,920 Class A Ordinary Shares.(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,860,920 Class A Ordinary Shares.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,920 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO
(1)		Represents 1,860,920 Class A Ordinary Shares held directly by Dicalite Management, Inc. The information set forth in Item 4 is incorporated herein by reference.
(2)		Calculation based on 38,426,669 Class A ordinary shares outstanding as of June 25, 2020.

1	NAME OF REPORTING PERSON The Ronald O. Perelman 2016 Trust for Education and Charity
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,860,920 Class A Ordinary Shares.(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,860,920 Class A Ordinary Shares.(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,920 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO
(1)		Represents 1,860,920 Class A Ordinary Shares held directly by Dicalite Management, Inc. The information set forth in Item 4 is incorporated herein by reference.
(2)		Calculation based on 38,426,669 Class A ordinary shares outstanding as of June 25, 2020.

ITEM 1(a):	Name of Issuer:
Act II Global Acquisition Corp. (the “Issuer”).

ITEM 1(b):	Address of Issuer's Principal Executive Offices:
745 5th Avenue, New York, NY 10151.

ITEM 2(a):	Name of Person Filing:

This Statement on Schedule 13G is being filed by Dicalite Management Group, Inc., Dicalite Management Holdings LLC, DPV Mineral Holding Company LLC, MTFG Management Services, LLC and The Ronald O. Perelman 2016 Trust for Education and Charity (collectively, the “Reporting Persons”).

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:
See Item 4.

ITEM 2(c):	Citizenship:
See the responses to Item 4 on the attached Cover Pages.

ITEM 2(d):	Title of Class of Securities:
The Reporting Persons own Class A Ordinary Shares, par value $0.0001 per share.

ITEM 2(e):	CUSIP Number:
G0080J112.

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) □ Broker or dealer registered under Section 15 of the Exchange Act;
(b) □ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) □ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) □ Investment company registered under Section 8 of the Investment Company Act;
(e) □ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) □ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) □ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) □ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) □ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; and
(j) □ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership.
Dicalite Management Group, Inc. a Delaware corporation, is a wholly owned subsidiary of Dicalite Management Holdings LLC, a Delaware limited liability company, the sole voting member of which is DPV Mineral Holding Company LLC, a Delaware limited liability company.  The sole member of DPV Mineral Holding Company LLC is MTFG Management Services, LLC, a Delaware limited liability company.  The sole member of MTFG Management Services, LLC is The Ronald O. Perelman 2016 Trust for Education and Charity, a New York trust.

Dicalite Management Group, Inc. is the holder of record of the shares reported herein.

The principal business address of each of Dicalite Management Group, Inc. and Dicalite Management Holdings LLC is 1 Belmont Avenue, Suite 500, Bala Cynwyd, PA 19004.  The principal business address of DPV Mineral Holding Company LLC, MTFG Management Services, LLC and The Ronald O. Perelman 2016 Trust for Education and Charity is 35 E. 62nd Street, New York, New York, 10065.

(a)  Amount Beneficially Owned:
See the responses to Item 9 on the attached Cover Pages

(b)  Percent of Class:
See the responses to Item 11 on the attached Cover Pages

(c)  Number of shares as to which such persons have:
(i)  Sole power to vote or to direct the vote:
See the responses to Item 5 on the attached Cover Pages

(ii)  Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached Cover Pages

(iii)  Sole power to dispose or to direct the disposition of:
See the responses to Item 7 on the attached Cover Pages

(iv)  Shared power to dispose or to direct the disposition of:
See the responses to Item 8 on the attached Cover Pages

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

As indicated in note 1 on the Cover Pages, Dicalite Management Group, Inc., a wholly owned subsidiary of Dicalite Management Holdings LLC, holds of record 1,860,920 Class A Ordinary Shares included in this Statement on Schedule 13G.  The information set forth in Item 4 is incorporated herein by reference.

ITEM 8:	Identification and Classification of Members of the Group.
Not applicable

ITEM 9:	Notice of Dissolution of a Group.
Not applicable

ITEM 10:	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020

DICALITE MANAGEMENT GROUP, INC.
By:	/s/ Derek Cusack
Name:	Derek Cusack
Title:	Vice President and Deputy General Counsel

DICALITE MANAGEMENT HOLDINGS LLC
By:	/s/ Derek Cusack
Name:	Derek Cusack
Title:	Vice President and Deputy General Counsel

DPV MINERAL HOLDING COMPANY LLC
By:	/s/ Matthew H. Kamens
Name:	Matthew H. Kamens
Title:	Manager

MTFG MANAGEMENT SERVICES, LLC By The Ronald O. Perelman 2016 Trust for Education and Charity, its Member
By:	/s/ Matthew H. Kamens
Name:	Matthew H. Kamens
Title:	Trustee

THE RONALD O. PERELMAN 2016 TRUST FOR EDUCATION AND CHARITY
By:	/s/ Matthew H. Kamens
Name:	Matthew H. Kamens
Title:	Trustee